Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF LOSS PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing loss per common and common equivalent share were as follows:

	Three months ended December 31,
	2009	2008
Average common shares issued	4,200	4,200
Effect of dilutive options	-	-
Average common shares held in treasury	(171)	(171)
Total	4,029	4,029
Net loss to common stockholders	$(1,237)	$(72)

Basic and diluted loss per common share	$(0.31)	$(0.02)